EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended September 30,		Nine months ended September 30,
( in thousands )	2005	2004	2005	2004
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$111,733	$101,107	$416,641	$383,374
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	14,412	9,096	33,720	29,016

Earnings as defined	$126,145	$110,203	$450,361	$412,390

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$12,136	$7,149	$27,067	$22,816
Interest capitalized		84		600
Portion of rental expense representative of the interest factor	2,276	1,947	6,653	6,200
Preferred stock dividends of majority-owned subsidiary companies	20	20	60	60

Fixed charges as defined	$14,432	$9,200	$33,780	$29,676

RATIO OF EARNINGS TO FIXED CHARGES	8.74	11.98	13.33	13.90